EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,	Year Ended December 31,
	2012	2012	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations	$364	$839	$858	$1,113	$1,234	$1,198	$1,020
Income tax provision	100	291	440	547	460	425	539
Fixed charges	244	681	919	850	877	907	937
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(3)	(11)	(17)	(16)	(16)	(16)	(17)
Total earnings	$705	$1,800	$2,200	$2,494	$2,555	$2,514	$2,479
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$229	$628	$846	$766	$798	$825	$865
Interest on capital leases	1	7	16	18	19	22	23
AFUDC debt	11	35	40	50	44	44	32
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	3	11	17	16	16	16	17
Total fixed charges	$244	$681	$919	$850	$877	$907	$937
Ratios of earnings to fixed charges	2.89	2.64	2.39	2.93	2.91	2.77	2.65

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries. “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries. Fixed charges exclude interest on tax liabilities.